By EDGAR Correspondence

April 25, 2011

William Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	The AES Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010, Filed February 28, 2011

Definitive Proxy on Schedule 14A dated March 7, 2011

File No. 1-12291

Dear Mr. Thompson:

We refer to the comment letter, dated April 11, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning The AES Corporation (the “Company”) filings referenced above.

We have set forth below the text of the Staff’s comment, followed by the Company’s response. The Company expects that it will revise its future filings, beginning with its Quarterly Report on Form 10-Q for the period ending June 30, 2011, except as noted in the responses below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 113

1.	Please disclose the nature and type of expenses included in cost of sales.

COMPANY RESPONSE: In response to the Staff’s comment, in future filings beginning with its Quarterly Report on Form 10-Q for the period ending March 31, 2011, the Company will include the following description of the nature and types of expenses included in cost of sales:

“Cost of sales includes costs incurred directly by the businesses in the ordinary course of business. Examples include electricity and fuel purchases, maintenance, operations, non-income taxes and bad debt expense and recoveries as well as depreciation, general and administrative costs and support costs, including employee-related costs, that are directly associated with the operations of a particular business. Cost of sales also includes the gains or losses on derivatives (including embedded derivatives other than foreign currency embedded derivatives) associated with the purchase of electricity or fuel.”

Capital Resources and Liquidity, page 154

2.	We note that the majority of your unrestricted cash is held by your subsidiaries. Please tell us your consideration of disclosing the amount of cash and short-term investments held by your foreign subsidiaries that are not available to fund domestic operations unless the funds are repatriated and providing a discussion and analysis the potential income tax payments that would be required upon repatriation of undistributed earnings of foreign subsidiaries.

COMPANY RESPONSE: The Company has considered disclosing the amount of cash and short-term investments held by foreign subsidiaries that are not available to fund domestic operations without repatriation, and has also considered the impact of potential income tax payments associated with repatriation of cash to fund domestic operations.

As further described below, the Company respectfully states that it does not believe that further disclosure is required. With regard to the amount of cash and short-term investments held by foreign subsidiaries, the Company has disclosed that it does not consider any cash held at any subsidiaries (foreign or domestic) in its evaluation or reporting thereof of the liquidity of The AES Corporation. Specifically, we refer the Staff to the additional disclosures under the heading “Parent Company Liquidity” on page 162. These disclosures clarify the liquidity position of The AES Corporation by demonstrating that the sources of Parent Company Liquidity are cash and cash equivalents at The AES Corporation and QHCs (defined in the section as qualified holding companies domiciled outside of the U.S. which have no contractual restrictions on their ability to send cash to the Parent Company), plus availability under the Parent Company’s credit facilities. While the Staff’s comment focuses on cash and short-term investments at foreign subsidiaries, in this section, the Company specifically excludes cash and cash equivalents at all subsidiaries so that investors understand that the Company does not include these amounts in its assessment of The AES Corporation’s liquidity. Please note that in its current disclosure, the Company specifically includes a cross-reference to the Parent Company Liquidity section described above.

With regard to the repatriation question, the Company notes that in many cases it is able to receive funds from subsidiaries without triggering additional tax payments, such as dividends from domestic subsidiaries. To the extent that the Company does repatriate funds from foreign QHCs, the Company has a significant net operating loss carry forward in the amount of approximately $1.7 billion which eliminates the tax payments on any repatriation of these funds. Therefore, the Company’s liquidity would not be impacted by repatriation of funds. For this reason, the Company believes that inclusion of any statement regarding the impact of tax payments on the repatriation of these funds may be confusing to investors.

Note 12. Contingencies, page 221

Litigation, page 228

3.	We note your disclosure that it is reasonably possible that some matters could result in you paying damages or make expenditures in amounts that could be material. Please tell us what consideration you gave to providing an estimate of the possible loss or range of loss in excess of amounts accrued for each of the matters or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Please refer to the disclosures required by ASC 450-20-50.

COMPANY RESPONSE: The Company notes that it has included disclosure explaining that an estimate is not possible for cases such as the Section 114 information request for Cayuga, Notice of Violation at IPL, and other cases presented in the disclosure. In addition, the Company also notes that it has generally disclosed the amounts claimed by plaintiffs in the cases presented in the disclosure which provides a reasonable range of loss for the individual cases.

However, in response to this comment and our discussions with the Staff on April 25, 2011, the Company agrees that in future filings, the Company will review its disclosure to ensure that it has provided an estimate of the possible loss or range of loss in excess of the amounts accrued for each of the cases listed or in the aggregate. The Company will also review its description of each case where an estimate of loss cannot be made, the disclosure includes a statement to this effect. Finally, as discussed with the Staff, in the introduction to the footnote, in future filings, the Company will include a clarifying statement that estimates of loss are included in the individual cases (or will provide an aggregate estimate in the introduction), and will further state that where estimates cannot be made, the Company is including a statement to this effect in the description of cases.

Note 13. Benefit Plans, page 241

4.	Please tell us in detail how you calculated the expected return on plan assets related to your foreign plans. Explain to us the mix of plan assets and how that mix determined the assumed rate of return. We assume such rate was based on historical returns, projected returns or a combination of both. If so, show us the periods over which such return projections were developed. We may have further comment.

COMPANY RESPONSE: Of the Company’s foreign defined benefit plans, the defined benefit pension plan at our utility business in Brazil, Eletropaulo, accounts for approximately 90% of the net periodic benefit cost for the Company’s foreign plans in 2010. The remaining 10% of the net periodic benefit cost is spread among twenty-five plans in eight countries, each of which is individually immaterial. Therefore the analysis set forth below is focused on Eletropaulo’s defined benefit plan.

As required under ASC 715-20-50-8, the Company disclosed the weighted-average expected long-term rate of return on plan assets it used to determine net periodic benefit cost for 2010, which was determined as of December 31, 2009. ASC 715-30-20 defines the expected long-term rate of return on assets as “an assumption as to the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide the benefits included in the projected benefit obligation.” The expected long-term rate of return on plan assets of the Eletropaulo plan was determined based on the projected long-term return of plan assets over the next ten years taking into consideration the investment mix of plan assets, as well as target asset allocations over the time period. The expected long-term rate of return of each asset class was determined by an independent Asset Liability Management study performed by a third-party risk management consultant factoring into consideration the behavior of many variables which impact portfolio return (i.e. future interest rates, portfolio mix, age of participants, salaries, dependents, surplus or under-funded position of plan, etc). Targeted asset allocations for each security type were based on the expected composition of the portfolio over the next ten years and these decisions are made to provide stable returns to best match the expected obligation payments. The investment portfolio of the pension plan is comprised of the following asset classes:

•	Equity securities – includes investments in common stock of private and publicly traded companies in Brazil. In addition, equity securities are comprised of mutual funds in Brazil.

•	Debt securities – are mainly comprised of mutual funds of publicly traded government debt securities in Brazil whose returns are to a great extent linked to the inflation rate of the country.

The sum of the product of the targeted asset allocation percentage and the long-term investment return assumption for each asset class aggregated to the expected long-term rate of return for all plan assts. This resulted in an expected long-term rate of return on the Eletropaulo plan of 11.3% which was used to calculate the net periodic benefit cost for 2010. Please note that this rate is a nominal rate that assumes a long-term Brazilian inflation rate of 4%. The results of the same analysis performed at December 31, 2010 resulted in an expected long-term rate of return on assets of 11.26% which will be used to calculate the net periodic benefit cost for 2011.

The Company reviewed the calculations and assumptions of the risk management firm for reasonableness. For example, the risk management firm used a rate of return on equity securities of 14.4% in its calculation of the rate of return. As part of its review, the Company evaluated the historical return on the equity securities held by the plan over the past six years and noted that the actual average annual return on equities held by the plan was 25%. Although the Brazilian economic environment has improved significantly in recent years, the country still had a high long-term real interest rate (about 6.5% at the moment of the study in addition to the assumed inflation rate of 4%), and the Brazilian stock market remains highly volatile. Therefore, in light of these factors, the Company determined that the assumptions used by the third-party risk management firm were reasonable.

Set forth at Exhibit A to this correspondence is a detailed calculation used to arrive at the expected long-term rate of return.

Exhibits, page 283

5.	We note that you have provided some of the appendices and exhibits to your credit agreement (Exhibit 10.21) in your Form 8-K filed on July 30, 2010. However, it appears that Exhibits B-1 through B-7 have not been provided. Please file those exhibits or advise.

COMPANY RESPONSE: The Company will include the referenced exhibits in its Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

The Company’s 2010 Performance, page 29

6.	Please quantify the actual cash flow metrics and distributions achieved and explain how the Compensation Committee analyzed this data against the targets to arrive at a final score of 167%. Please also clarify and describe in greater detail how you calculated the annual cash incentives for each executive officer. For example, describe the formula used to calculate the $2,242,000 of annual incentive plan awarded to your Chief Executive Officer. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

COMPANY RESPONSE: In response to this comment and our subsequent conversation with the Staff on April 15, 2011, the Company agrees that in future proxy statement filings with the SEC, it will provide a final Adjusted EBITDA number in its description of the primary annual incentive payment formula under the heading “2010 Performance Incentive Plan Annual Payouts.”

As an initial matter, the Company respectfully notes that the primary formula that determines whether any annual incentive award will be paid (and the maximum potential payment) is the achievement of positive EBITDA. If positive EBITDA is not achieved, then the annual incentive award would not pay out and other performance measures (such as the cash flow measure referenced in the Staff’s comment) would not be considered. As noted on page 27 of the proxy statement, if positive EBITDA is achieved, then each named executive officer is eligible for the maximum award established under this formula. The performance measures referenced in the Staff’s comment and described on pages 27-29 of the proxy statement are considered as the Compensation Committee exercises negative discretion over the annual incentive awards. Since the EBITDA formula determines the maximum payout of the potential award, the Company believes that the attainment of positive EBITDA represents the only material formula related to the annual incentive award.

The Company notes that it has nevertheless provided substantial additional disclosure which explains that for 2010 annual incentive awards, the Compensation Committee exercises negative discretion based on AES’ performance against four performance measures to determine final and actual payout for each named executive officer. For each performance measure, the Company disclosed both the actual pre-set targets that were assigned in the first quarter of 2010 as well as the weight assigned to each category so that investors understand the formula used to reduce awards from the maximum pay-out amounts. The disclosure also explains AES’ performance against the pre-set targets for the four performance measures and, in the case of the cash flow target described on page 27 of the proxy statement, that targets are weighted equally within this performance measure. Finally, on page 29 of the proxy statement under the heading, “The Company’s 2010 Performance,” the Company describes the calculation and provides the final score applying the negative discretion formula.

As discussed with the Staff during our conversation of April 15, 2011, the Company acknowledges that it has not included the final EBITDA for 2010 on page 27 of the proxy statement under the subheading “2010 Performance Targets,” though this information is disclosed in Footnote 15 to the Company’s Form 10-K for the year ended December 31, 2010. In response to the Staff’s comment and our subsequent discussion, the Company agrees that it will provide the amount of EBITDA in this subsection in future proxy statement filings with the Commission.

  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 703-682-6612 or Mary Wood, Vice President and Controller, at 703-682-1231.

Very truly yours,

/s/ Victoria D. Harker
Victoria D. Harker
Executive Vice President and Chief Financial Officer

Exhibit A

Calculation of AES Eletropaulo Expected Long-term Asset Rate of Return

	Pension Assets as of December 31, 2009 (millions)	Asset Allocation as of December 31, 2009	Investment Policy Statement Short-term			Long-term Investment Assumptions Return		Expected Return by Asset Category (net of investment expenses)(1) as of December 31, 2009
			Lower Limit	Target Allocation	Upper Limit
Equity securities: (2)				A		B		C
Common stock	$21	0.5%
Mutual funds	413	10.6%
Private equity	406	10.4%

Total equity securities	840	21.6%	14.0%	23.0%	32.0%	14.4%		3.83%

Debt securities:
Certificates of deposit	7	0.2%
Unsecured debentures	14	0.4%
Government debt securities	206	5.3%
Mutual funds	2,646	67.9%
Other debt securities	5	0.1%

Total debt securities	2,878	73.9%	59.0%	73.0%	86.0%	10.1	%(3)	6.95%

Real estate:	84	2.2%	0.0%	2.0%	4.0%	14.4%		0.30%

Cash and cash equivalents:	20	0.5%	0.0%	0.0%	0.0%	0.0%		0.00%

Other: Participant loans	74	1.9%	0.0%	2.0%	6.0%	10.2%		0.22%

Total	$3,896	100.0%		100.0%				11.30%

(1)	Expected return by asset category C equals Target Allocation (A) multiplied by LT Investment Assumptions (B) less investment expenses.

However for equity and debt securities, expected return by asset category is based on a prospective shift in equity securities to upper limit (32-33%) from debt securities (shift from 73% to 62-63%) rather than target allocation percentage.

(2)	Return on equity securites determined by risk management expert. Actual annual return average of past six years has approximated 25%.
(3)	Linked to inflation, which is forecasted to be approximately 4%.